SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.  20549
                  _________________________
                  AMENDMENT NO. 3

                             TO
                       SCHEDULE 14D-1
     TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
           SECURITIES EXCHANGE ACT OF 1934
                  _________________________

            Family Steak Houses of Florida, Inc.
                  (Name of Subject Company)
                  _________________________
                   Bisco Industries, Inc.
                   (Bidder)
                  _________________________
                Common Stock, $0.01 par value
               (Title of class of securities)
               _________________________
                          307059105
            (CUSIP number of class of securities)
            Glen F. Ceiley, President
                   Bisco Industries, Inc.
                   704 W. Southern Avenue
                 Orange, California  92865
                 Telephone:  (714) 283-7140
(Name, address and telephone number of person authorized to
   receive notices and communications on behalf of bidder)
                       with a copy to:
                    Kenneth C. Hoffman, Esq.
 Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A. 1221
                    Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500



























































      This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the
"Schedule   14D-1"), relating to  the  offer  by  Bisco
Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

      The Purchaser has extended the Offer until 5:00 P.M., New York City time, on Friday, May 9, 1997. The full text of a press release, dated April 14, 1997, issued by Purchaser with respect to the extension of the Offer is filed herewith as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.
  (a)(10)        Press Release, dated April 14, 1997, issued by
                           Purchaser.


















                            SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 1997


                          BISCO INDUSTRIES, INC.
                          By:  /s/ Glen F. Ceiley
                          Name:  Glen F. Ceiley
                          Title:  President





































                        EXHIBT INDEX
     EXHIBIT
     NUMBER                   DESCRIPTION
     (a)(10) Press Release, dated April 14, 1997, issued by Purchaser.













































                         Exhibit (a)(10)



                  [BISCO INDUSTRIES LETTERHEAD]



FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
     or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140


 BISCO INDUSTRIES EXTENDS TO MAY 9, 1997 THE EXPIRATION DATE OF
  ITS TENDER OFFER FOR SHARES OF FAMILY STEAK HOUSES OF
                           FLORIDA

     Orange,  California, April 14, 1997 - Bisco Industries,
Inc.,   a  privately  held  distributor  of  fasteners   and
electronic components, announced today that it has extended to 5:00 P.M., New York City time, on Friday, May 9, 1997, the expiration date of its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc. (NASDAQ - RYFL) for $0.90 per share.

     As of 5:00 p.m. on April 11, 1997, the current expiration date, approximately 2,048,310 shares had been tendered pursuant to the offer.